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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                          Commission File Number 1-8207

(Check one)

[     ]  Form 10-K and Form 10-KSB       [   X  ]     Form 11-K

[     ]  Form 20-F    [     ]  Form 10-Q and Form 10-QSB [     ]     Form N-SAR

For period ended       December 31, 1999

[     ]  Transition Report on Form 10-K and Form 10-KSB

[     ]  Transition Report on Form 20-F

[     ]  Transition Report on Form 11-K

[     ]  Transition Report on Form 10-Q and Form 10-QSB

[     ]  Transition Report on Form N-SAR

For the transition period ended ________________________________________________

    READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ------------------------

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                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant:  The Home Depot FutureBuilder

         Former name if applicable:
                                    --------------------------------------------

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           Address of principal executive office (STREET AND NUMBER):
                           2455 Paces Ferry Road, N.W.

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         City, state and zip code:  Atlanta, Georgia  30339

                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant has been informed by its independent auditors, KPMG LLP ("KPMG") that KPMG will be unable to furnish its report on the financial statements of The Home Depot FutureBuilder before the date on which the registrant is required to file the Form 11-K for the Plan for the year ended December 31, 1999. During such year, the assets of the Maintenance Warehouse FutureBuilder were combined with the assets of The Home Depot FutureBuilder pursuant to a master trust agreement. Each plan requires separate financial statements; therefore, the assets, liabilities, and activity for each of these plans had to be separated from the consolidated statements. The Maintenance Warehouse FutureBuilder did not receive records from its custodian in a timely manner to complete the allocation of activity as described above.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

                 Kelly R. Caffarelli                770-384-2858


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(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [  X  ] Yes      [    ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [    ] Yes       [  X  ] No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    The Maintenance Warehouse FutureBuilder
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                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 28, 2000               By:  /s/ Lawrence A. Smith
                                        ------------------------------------
                                        Name:  Lawrence A. Smith
                                        Title:  Member, Administrative Committee


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The Home Depot, Inc.                                            June 28, 2000
Atlanta, GA

Ladies & Gentlemen,

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by The Home Depot FutureBuilder on or about June 28, 2000, which contains notification of the registrant's inability to file its Form 11-K by June 28, 2000. We have read the Company's statements contained in
Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the financial statements for the year ended December 31, 1999, to be included in Form 11-K.


                                                    Very truly yours,


                                                    /signed/  KPMG LLP